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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

CollaGenex Pharmaceuticals, Inc. (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

19419B100 (CUSIP Number)

John Frank
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 Pages)

        *      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 346 016 705	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.66%

14	TYPE OF REPORTING PERSON*
IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 346 016 705	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Principal Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,963,267 (1,609,090 of which are issuable upon the conversion of 177,000 shares of Series D Cumulative Preferred Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.66%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page  4  of  8  Pages

Schedule 13D

        This Amendment No. 3 amends and supplements the Statement on Schedule 13D (as amended and supplemented, the "Schedule 13D") filed with the Securities and Exchange Commission on May 21, 1999 by Oaktree Capital Management, LLC ("Oaktree") and OCM Principal Opportunities Fund, L.P. (the "Principal Opportunities Fund") relating to the common stock, $0.01 par value per share (the "Common Stock") and the Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock") of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

        The Executive Officers & Members of Oaktree and Portfolio Managers of the Principal Opportunities Fund listed in Item 2 are hereby amended as follows:

Item 2.    Identity and Background

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John Frank	Managing Director and General Counsel
Portfolio Managers of Principal Fund
Stephen A. Kaplan
Ronald N. Beck

        Item 3 is hereby amended and restated in its entirety as follows:

Item 3.    Source and Amount of Funds or Other Consideration

        The Principal Opportunities Fund holds 177,000 shares of the Issuer's Series D Preferred Stock and 354,177 shares of the Issuer's Common Stock as of the date hereof. The Principal Opportunities Fund, the Issuer and certain other persons entered into a certain Stock Purchase Agreement dated March 19, 1999 (the "Purchase Agreement"), pursuant to which the Principal Opportunities Fund agreed to purchase from the Issuer and the Issuer agreed to sell to the Principal Opportunities Fund 177,000 shares of Series D Preferred Stock, subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Transaction"). The Principal Opportunities Fund used $17,700,000 of funds obtained from its working capital for the acquisition of such shares of Series D Preferred Stock (the "Purchase Price").

Page  5  of  8  Pages

        The Principal Opportunities Fund has the right, at its option, at any time and from time to time, to convert, in whole or in part, the shares of Series D Preferred Stock into 1,609,090 registered, fully paid and nonassessable shares of Common Stock.

        Pursuant to the Certificate of Designation, Preferences and Rights of Series D Cumulative Convertible Preferred Stock of the Issuer (the "Certificate of Designation"), the holders of Series D Preferred Stock are entitled to receive when, as and if declared by the Board of Directors of the Issuer, dividends on each share of Series D Preferred Stock. Pursuant to the Certificate of Designation, the Principal Opportunities Fund has received six dividend payments of Common Stock totaling 561,177 shares, and has sold an aggregate of 207,000 of these shares, including the sales reported herein. The Principal Opportunities Fund will be entitled to receive future dividend payments of Common Stock under the Certificate of Designation.

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.    Interest In Securities Of The Issuer.

        (a)  The Principal Opportunities Fund owns and has sole power to vote and dispose of 177,000 shares of Series D Preferred Stock, which shares are convertible into 1,609,090 shares of the Issuer's Common Stock (approximately 14.5% of the outstanding shares of Common Stock). The Principal Opportunities Fund owns and has the sole power to vote and dispose of 354,177 shares of Common Stock (approximately 3.2% the outstanding shares of Common Stock).

        Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to beneficially own the 177,000 shares of Series D Preferred Stock and 354,177 shares of Common Stock owned by the Principal Opportunities Fund. Oaktree and each of the individuals listed in Item 2 disclaim ownership of the shares of the Issuer's Series D Preferred Stock and Common Stock held by the Principal Opportunities Fund and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D.

        Stephen A. Kaplan, a principal of Oaktree and a portfolio manager of the Principal Opportunities Fund, individually owns and has the sole power to vote and dispose of approximately Three Thousand (3,000) shares of Common Stock of the Issuer (approximately 0.03% of the outstanding shares of Common Stock). Mr. Kaplan acquired these securities in transactions prior to and unrelated to the Purchase Agreement. The securities owned by Mr. Kaplan in his capacity as an individual are not covered by this Schedule 13D.

        (b)  Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including power to vote and dispose of the Series D Preferred Stock and the Common Stock. Therefore, as of the date hereof, Oaktree has the power to vote and dispose of 177,000 shares of the Series D Preferred Stock and 354,177 shares of Common Stock. Alternatively, upon the conversion of the shares of Series D Preferred Stock into shares of Common Stock, Oaktree will have the power to vote and dispose of 1,963,267 shares of Common Stock.

        (c)  Immediately below is a description of the dividend payments made under the Certificate of Designation since May 21, 1999.

Page  6  of  8  Pages

Date	Shares
June 30, 1999	18,859
December 31, 1999	34,680
June 30, 2000	81,925
December 31, 2000	229,622
June 30, 2001	104,764
December 31, 2001	91,327
TOTAL	561,177

        During the past 60 days, the Principal Opportunities Fund made the following sales of Common Stock in the open market:

Shares	Trade Date	Purchase Price
19,000	6/13/02	$8.51
71,000	6/17/02	$7.85
92,000	6/18/02	$7.39

        (d)  Except as disclosed in this Schedule 13D, to the knowledge of Oaktree and the Principal Opportunities Fund, none of the persons named in Item 2 beneficially owns any shares of the Issuer's Common Stock, nor have any transactions in Issuer's Common Stock been effected by any of the persons named in Item 2 during the past 60 days. In addition, no other person is known by Oaktree and Principal Opportunities Fund to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

        (e)  Not applicable

Page 7 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of June 27, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ JOHN FRANK John Frank Managing Director and General Counsel

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ JOHN FRANK John Frank Managing Director and General Counsel

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SCHEDULE 13D
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 5. Interest In Securities Of The Issuer.
SIGNATURE